Exhibit 99.2

ASML publishes 2022 Annual Reports
Integrated overview of ASML’s business and ESG performance in 2022

VELDHOVEN, the Netherlands, February 15, 2023 - Today, ASML Holding NV (ASML) has published its 2022 Annual Reports.
With the central theme “Small patterns. Big impact.”, the report includes messages from our CEO, CTO and CFO, reflecting on ASML’s financial performance, market, business model and technology roadmap. It also includes our Environmental, Social and Governance (ESG) Sustainability strategy, looking at our performance over 2022 and action plans for the coming years.

Launched in 2021, our ESG Sustainability strategy acknowledges and addresses the impact we have on society. “This underpins our drive to be a responsible organization and a force for good in the world. We aim to contribute to expanding computing power but with minimal waste, energy use and emissions, while at the same time having a positive role in society for our employees, supply chain, everyone involved in our innovation ecosystem and the communities around us. The only way to do that is to act on our responsibilities and fully anchor them in the way we do business through our focus on integrated governance, engaged stakeholders and transparent reporting,” said ASML President and Chief Executive Officer Peter Wennink.

To discover ASML’s contributions to a better, more inclusive and sustainable future through technology, find the full 2022 Annual Report on our website.

The reporting criteria used for the preparation of the nonfinancial information are the Sustainability Reporting Standards of the Global Reporting Initiative (GRI) and the applied supplemental reporting criteria as disclosed in section ‘About the non-financial information’ of the Annual Report.

ASML will file its 2022 Annual Report based on US GAAP with the US Securities and Exchange Commission (SEC) and its 2022 Annual Report based on IFRS-EU with the Dutch Authority for the Financial Markets (AFM). ASML's 2022 Annual Reports are available at www.asml.com. ASML's 2022 Annual Report based on US GAAP will also be available at www.sec.gov. The Annual Report based on IFRS will be published at www.afm.nl.
ASML will hold its Annual General Meeting of Shareholders (AGM) in Veldhoven on April 26, 2023. The AGM agenda with all related documents will be available at www.asml.com on March 13, 2023.

Media Relations contacts	Investor Relations contacts
Monique Mols +31 6 5284 4418	Skip Miller +1 480 235 0934
Ryan Young +1 480 205 8659	Marcel Kemp +31 40 268 6494
Karen Lo +886 939788635	Peter Cheang +886 3 659 6771

About ASML
ASML is a leading supplier to the semiconductor industry. The company provides chipmakers with hardware, software and services to mass produce the patterns of integrated circuits (microchips). Together with its partners, ASML drives the advancement of more affordable, more powerful, more energy-efficient microchips. ASML enables groundbreaking technology to solve some of humanity's toughest challenges, such as in healthcare, energy use and conservation, mobility and agriculture. ASML is a multinational company headquartered in Veldhoven, the Netherlands, with offices across Europe, the US and Asia. Every day, ASML’s more than 39,000 employees (FTE) challenge the status quo and push technology to new limits. ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. Discover ASML – our products, technology and career opportunities – at www.asml.com.

Forward Looking Statements
This press release contains forward looking statements, including statements relating to our ESG sustainability strategy, related statements to our reports to be filed with the SEC and AFM and other non-historical statements. These statements are based on current expectations, estimates, assumptions and projections and you should not place undue reliance on them. Forward-looking statements do not guarantee future performance and involve risks and uncertainties. These risks and uncertainties include risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F for the year ended December 31, 2022 and other filings with the US Securities and Exchange Commission. These forward-looking statements are made only as of the date of this document. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.